Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117


05012801

November 14, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549


SUPPL


SEC MAIL
PROCESSING
SECTION
RECEIVED
NOV 2 8 2005
WASH. D.C.

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:


NOV 29 2005

Enclosed please find the following documents:

- Fiscal Year Ending March 31, 2006
  Interim Closing Announcement (Consolidation)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

11/29

Fiscal Year Ending March 31, 2006
Interim Closing Announcement (Consolidation)

October 25, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.: 5208
(url http://www.arisawa.co.jp/)

Prefecture where Head Office is located
Niigata Prefecture

Representative: President and CEO: Sanji Arisawa
Contact Person: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101
Date of Board of Directors Meeting for Interim Closing: October 25, 2005
Adoption of US accounting standards: None

1. Consolidated Results for Interim Accounting Period of the Year 2005 (From April 1, 2005 to September 30, 2005)

(1) Consolidated Operation Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2005	22,146	Δ30.7	2,117	Δ63.2	2,954	Δ54.9
Interim Accounting Period of 2004	31,948	42.7	5,751	71.5	6,546	72.2
Fiscal Year Ending March 31, 2005	57,552		9,873		11,132	

	Interim (current) net profit		Interim (current) net profit per share	Fully diluted interim (current) net profit per share
	(million yen)	%	(Yen, Sen)	(Yen, Sen)
Interim Accounting Period of 2005	1,897	Δ53.8	52.27	52.14
Interim Accounting Period of 2004	4,106	89.3	124.75	123.56
Fiscal Year Ending March 31, 2005	7,156		216.83	215.15

(Note)
1) Equity method investment income: Interim accounting Period of 2005: 595 million yen, Interim accounting Period of 2004: 671 million yen, FY2005: 994 million yen
2) Average number of shares during the accounting period (consolidation) Interim accounting Period of 2005: 36,293,719 shares, Interim accounting Period of 2004: 32,916,724 shares, FY2005: 32,967,858 shares
3) Change in accounting method: None
4) Indication of percentage of sales, operating profit, ordinary profit and interim (current) net profit shows the rate of increase or decrease against the previous interim accounting period.

(2) Consolidated Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2005	54,899	40,503	73.8	1,127.14
Interim Accounting Period of 2004	60,171	37,920	63.0	1,151.12
Fiscal Year Ending March 31, 2005	58,768	41,431	70.5	1,251.92

(Note) Number of outstanding shares at the end of period (consolidation) Interim accounting Period of 2005: 35,935,054 shares, Interim accounting Period of 2004: 32,942,383 shares, FY2005: 33,087,776 shares

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Interim Accounting Period of 2005	986	230	Δ3,115	4,145
Interim Accounting Period of 2004	4,430	Δ2,927	Δ1,180	4,827
Fiscal Year Ending March 31, 2005	5,435	Δ2,994	Δ914	6,036

(4) Scope of Consolidation and Matters related to Application of Equity Method
Number of consolidated subsidiaries: 6 companies, Number of non-consolidated subsidiaries to which equity method is applied: 1 company, Number of affiliated companies to which equity method is applied: 5 companies

(5) Scope of Consolidation and Changes in Application of Equity Method
No change in consolidation. No change in interest.
Subsidiary to which equity method is newly applied: 1 company, and excluded from application : 1 company (as compared to the previous interim period)

2. Anticipated Consolidated Results for FY 2006 (From April 1, 2005 to March 31, 2006)

	Sales	Ordinary profit	Current net profit
	(million yen)	(million yen)	(million yen)
Full year	44,600	5,150	3,550

(Reference) Forecasted current net profit per share (Full year) 98 yen 79 sen

* The above forecast was made based on the available information as of the date of announcement and results may differ in the future due to various factors.

Present Conditions of Business Group

Our Group is comprised of the Company, 12 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

Positioning and relationship to each segment by business category of our group are as follows. In this regard, the classification of two businesses, "Manufacture and sales business of industrial materials, etc." and "Other businesses" are the same as the segment information by business category set forth in "Segment Information."

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-circuit boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-circuit boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries was incorporated mainly for the post-process of materials for flexible printed-circuit boards and an affiliated company, Taiflex Scientific Co., Ltd. manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection plates for projection TVs, and Arisawa PG Co., Ltd., a subsidiary, develops special optical glasses and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenhan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, Arisawa Sporting Goods Co., Ltd. sells sporting goods and Kei Ski Garage Ltd. manufactures and sells sporting goods.

The above matters shall be shown by a business activities diagram.

(Business Activities Diagram)


Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Shinano Co., Ltd.
Ryoyu Kogyo Co., Ltd.
Arisawa Manufacturing Co., Ltd. (Manufacture and sales)
Arisawa PG Co., Ltd.
Polatechno Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Arisawa Sporting Goods Co., Ltd.
Kei Ski Garage, Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

(Note) Arisawa Sporting Goods Co., Ltd. is an indirectly owned subsidiary in which Arisawa Jushi Kogyo Co., Ltd. has invested.

Corporate Policy

The Company has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

Basic Policy for Profit Distribution

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends to the extent possible, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. Specifically, we are projecting internal reserves of ¥2,300 million in the period ending March 31, 2006.

Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

Mid and Long-Term Corporate Strategy

The Company invested business resources in the two fields of materials for flexible printed-circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation. The competition has become much tougher, however, as the market has expanded. We will continue thorough cost reductions and development of differentiated products in these fields as well as focusing on early development of our next core products.

Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the fields of electronic materials and displays to aim at early development of our next core products.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote the Arisawa Production System to realize thorough cost reductions.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Basic Idea of Corporate Governance and Implementation Status of the Measures

"Basic Idea of Corporate Governance"

Our Group aims to gather highly accurate information in order to carry out expeditious decision-making. To achieve this objective, we believe it is desirable to have a management system of a selected few appointed directors as required minimum number. We have also introduced an outside directors system to incorporate the opinions of the outside and the board of directors is a forum for chief decision making. In implementation of business activities, we have introduced an operating officers system.

In order to improve communications with our shareholders and investors, we have carried out active and expeditious disclosure activities, including a closing presentation meeting, company briefing, etc.

"Implementation Status of Corporate Governance"

(1) Present Status of Management Organization concerning Decision Making and Execution and Supervision of Corporate Affairs and Other Corporate Governance System

1) Classification as to whether a committee has been established or an auditor system has been adopted.
   Auditor system has been adopted.

2) Appointment Status of Outside Directors and Outside Auditors
   Outside directors are two (part-time) out of 10 directors. Outside auditors are three out of three auditors (out of which part-time auditors are two)

3) Assignment of Full-time staff to Outside Auditors
   General Affairs Department, General Affairs Group is handling this matter.

4) Mechanism of Business Execution and Supervision
   In addition to the regular and extraordinary meetings of the board of directors held each month, while we carry out efficient business execution through the standing officers meeting held each month, and information exchange in the mornings every two days, auditors conduct an audit of the business performance of directors.

5) Mechanism of Internal Control
   Under the CEO, four divisions of sales, manufacture, technology and administration are carrying out efficient internal checks and are also conducting regular internal audits through the internal audit office under direct control of the CEO.

6) Risk Management System
   Each operating officer is constantly aware of the importance of risk management and it is discussed in the operating officers' meetings. The Company entered into an advisory agreement with Toshiaki Kawakami Law Firm and the Company receives its advice whenever appropriate.

(2) Summary of Human Relations, Capital Relations or Transaction Relations and Other Interests between the Company and Outside Directors and Outside Auditors

One outside director among the two is an advisor to clients of the Company and the clients are also our shareholders.

Two auditors among three auditors are full-time auditors of our client banks and the client banks are also our shareholders.

<u>Business Results and Financial Conditions</u>

Business Results

As for economic conditions in the current consolidated interim accounting period, business progressed on a gradual recovery trajectory due to improvements in corporate business results and an increase in capital investment.

On the other hand, in related industries of the Company, recovery in demand lacked strength as a result of a price hike in materials due to soaring crude oil prices and continued inventory adjustments of IT-related products.

Under such circumstances, our Group has concentrated business resources in electronic materials and display materials as well as accelerated development of new products, along with allocating business resources more efficiently and implementing thorough cost reductions. Delay in inventory adjustments and tougher competition resulted in a decrease in sales of display materials and electronic materials, which recorded a large income decrease as compared to the same period of the previous year. As a result, consolidated sales of the Company were ¥22,146 million (a decrease of 30.7% from the same period of the previous year). Regarding profits, operating profit was ¥2,117 million (a decrease of 63.2% from the same period of the previous year), ordinary profit was ¥2,954 million (a decrease of 54.9% from the same period of the previous year) and interim net profit was ¥1,897 million (a decrease of 53.8% from the same period of the previous year) due to the decrease in sales and sales price.

Non-consolidated net sales of the parent company were ¥20,475 million (a decrease of 32.1% from the same period of the previous year). By segment, sales of materials for flexible printed circuit boards decreased as a result of tougher competition in the electronic materials field, which recorded a revenue decrease of 22.7% from the same period of the previous year. In the display materials field, due to deterioration in the market condition of projection TVs, sales of Fresnel lenses and anti-reflection plates decreased, which resulted in a revenue decrease of 57.0% from the same period of the previous year. In the field of electric insulation materials, revenues decreased by 10.1% from the same period of the previous year and revenues of industrial application structural materials increased by 0.6% over the same period of the previous year and revenues of related products increased by 94.5% over the same period of the previous year due to the increase in purchased goods. As for profits, operating profit was ¥1,686 million (a decrease of 68.0% from the same period of the previous year) and ordinary profit was ¥2,373 million (a decrease of 58.3% from the same period of the previous year) and interim net profit was ¥1,408 million (a decrease of 59.0% from the same period of the previous year).

Net Sales by Segment (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Interim Period of the Year ending September 30, 2004		Interim Period of the Year ending September 30, 2005		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	15,895	52.7%	12,287	60.0%	Δ22.7%
Display materials	11,055	36.7%	4,755	23.2%	Δ57.0%
Electric insulation materials	1,568	5.2%	1,409	6.9%	Δ10.1%
Industrial application structural materials	1,209	4.0%	1,216	5.9%	0.6%
Related products	414	1.4%	806	3.9%	94.5%
Total	30,143	100.0%	20,475	100.0%	Δ32.1%

Performance Forecast

In related industries of the Company, we expect severe circumstances will continue as competition intensifies and pressure for lower prices strengthen. Under such circumstances, with respect to the forecast of consolidated results for the full year, we expect net sales of ¥44,600 million (a decrease of 22.5% from the same period of the previous year) and as regards profits, we expect ordinary profit of ¥5,150 million (a decrease of 53.7% from the same period of the previous year) and net profit of ¥ 3,550 million (a decrease of 50.4% from the same period of the previous year).

Regarding the parent only, we expect net sales of ¥41,400 million (decrease of 23.5% from the same period of the previous year), ordinary profit of ¥3,700 million (decrease of 61.7% from the same period of the previous year) and net profit of ¥2,200 million (decrease of 63.4% from the same period of the previous year). We have set an exchange rate of 110 yen against the dollar.

Financial Condition

Cash Flow

Cash and cash equivalents (hereinafter referred to as "Funds") in the current consolidated interim accounting period decreased by ¥682 million from the previous consolidated interim accounting period to ¥4,145 million due the decrease in interim net profit before taxes, etc. Conditions of each cash flow and the factors are as follows.

(Cash Flow from Operating Activities)

Cash flow from operating activities decreased by ¥3,444 million as compared to the previous consolidated interim accounting period due to the decrease in profits before tax.

(Cash Flow from Investment Activities)

As for cash flow from investment activities, outflow decreased by ¥3,158 million as compared to the previous consolidated interim accounting period due to the increase in refunds of fixed deposits and the decrease in acquisition of tangible fixed assets, etc., which resulted in cash inflow of ¥230 million.

(Cash Flow from Financing Activities)

From financial activities, cash outflow was ¥3,115 million due to an increase in outflow through payment of dividends and purchase of treasury shares, which was an increase in outflow of ¥1,934 million as compared to the previous consolidated interim accounting period.

Cash Flow Index

	Period ended March 31, 2004		Period ended March 31, 2005		Period ended March 31, 2006
	Interim	End of Year	Interim	End of Year	End of Year
Ratio of shareholders' equity (%)	66.3	65.7	63.0	70.5	73.8
Ratio of shareholders' equity on a basis of market price (%)	236.8	227.1	247.5	219.6	141.7
Years for debt redemption (years)	0.1	0.0	0.0	0.0	0.2
Interest coverage ratio (times)	740.0	1,176.3	3,513.6	2,799.2	1,593.3

Note) Each index is calculated by the financial figures on a consolidated basis.
Ratio of shareholders' equity : Shareholders' equity / Total assets
Ratio of shareholders' equity on a basis of market price: Total market value of shares/ Total assets
Years for debt redemption: Interest bearing debts/ Cash flow from operating activities
Interest coverage ratio: Cash flow from operating activities / Interest paid

* Total market value of shares is calculated by final share price at the end of period × total number of outstanding shares at the end of period (after deducting treasury shares).
* Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated balance sheet. As for interest paid, the amount of interest paid in the consolidate cash flow statement is used.

Business Risks

With respect to the contents stated in the business performance and financial conditions, the matters that might significantly affect the judgment of investors seem to be as follows.

(1) Regarding fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers and the fluctuations in demand for consumer electronic appliances affected the business performance of our group.

(2) Regarding dependence on particular products

Net sales of the Company largely depend on the fields of electronic materials and display materials. If sales in these fields decrease, it might affect the business performance of our group.

(3) Regarding fluctuations in foreign exchange

In determining the sales price of display materials, we determine the sales price for users on a foreign currency basis and it might affect the business performance of our group due to large fluctuations in foreign exchange rates.

(4) Regarding procurement of raw materials

For the raw materials our group purchases, an upward trend in purchase prices has been observed due to soaring crude oil prices. If the purchase prices of raw materials rise considerably, it might affect the business performance of our group.

(5) Regarding the impact of disasters

Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake or power failure and other disasters, it might affect the business performance of our group due to interruption of production activities, etc.

1. [Consolidated Interim Financial Statement, etc.]

(1) Consolidated Interim Financial Statement

1) Consolidated Interim Balance Sheet

Item	Note	End of previous consolidated interim accounting period (As of September 30, 2004)			End of current consolidated interim accounting period (As of September 30, 2005)			Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2005)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			10,412,334			4,865,406			8,656,246	
2. Notes and accounts receivable			14,014,091			10,763,766			12,390,082	
3. Securities			160,668			—			—	
4. Inventories			6,600,245			7,954,744			7,295,008	
5. Deferred taxable assets			1,081,602			525,387			566,239	
6. Others			480,312			942,427			756,688	
Allowance for doubtful accounts			Δ26,490			Δ10,544			Δ17,240	
Total Current Assets			32,722,765	54.4		25,041,187	45.6		29,647,024	50.5
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings and structures	*1 *2	6,884,754			7,437,084			7,299,204		
(2) Machinery, equipment and delivery equipment	*1 *2	7,147,003			7,489,171			7,217,760		
(3) Land	*2	1,567,699			1,549,772			1,550,970		
(4) Others	*1 *2	2,154,651	17,754,108	29.5	1,711,965	18,187,995	33.1	2,275,554	18,343,489	31.2
2. Intangible fixed assets			138,713	0.2		109,567	0.2		124,710	0.2
3. Investments and other assets										
(1) Investment Securities		9,066,359			10,927,562			9,991,527		
(2) Deferred taxable assets		156,469			79,434			104,049		
(3) Others		355,954			589,780			583,315		
Allowance for doubtful debts		Δ22,861	9,555,922	15.9	Δ35,929	11,560,848	21.1	Δ25,519	10,653,372	18.1
Total Fixed Assets			27,448,744	45.6		29,858,410	54.4		29,121,571	49.5
Total Assets			60,171,510	100.0		54,899,598	100.0		58,768,595	100.0

Item	Note	End of previous consolidated interim accounting period (As of September 30, 2004) Amount (thousand yen)	Composition ratio (%)	End of current consolidated interim accounting period (As of September 30, 2005) Amount (thousand yen)	Composition ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2005) Amount (thousand yen)	Composition ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Notes and accounts payable		13,265,937		10,269,691		11,277,858	
2. Short-term borrowings	*2	196,000		196,000		196,000	
3. Accrued income tax and others		2,411,579		918,067		1,782,214	
4. Allowance for bonuses		2,747,499		585,414		1,049,324	
5. Others		3,326,338		1,917,017		2,532,405	
Total Current Liabilities		21,947,354	36.5	13,886,191	25.3	16,837,803	28.7
II. Fixed Liabilities							
1. Long-term borrowings	*2	7,000		1,000		4,000	
2. Deferred taxable liabilities		3,789		366,027		205,056	
3. Reserve for severance payment		35,505		36,911		36,223	
4. Consolidated Adjustment Account		3,746		2,676		3,211	
5. Others		253,640		103,055		250,597	
Total Fixed Liabilities		303,682	0.5	509,671	0.9	499,089	0.8
Total Liabilities		22,251,036	37.0	14,395,862	26.2	17,336,892	29.5
(Stockholder Equity)							
I. Capital		6,882,063	11.4	7,073,223	12.9	7,023,219	12.0
II. Capital reserve		5,994,118	10.0	6,185,254	11.3	6,135,250	10.4
III. Earned surplus		24,748,003	41.1	27,734,960	50.5	27,798,452	47.3
IV. Other differences from appreciation of securities		434,602	0.7	852,315	1.5	614,988	1.0
V. Exchange conversion adjustment settlement		Δ25,912	Δ0.0	43,892	0.1	Δ17,951	Δ0.0
VI. Treasury Stock		Δ112,403	Δ0.2	Δ1,385,911	Δ2.5	Δ122,255	Δ0.2
Total Stockholder Equity		37,920,473	63.0	40,503,735	73.8	41,431,703	70.5
Total Liabilities, Minority Interest and Stockholder Equity		60,171,510	100.0	54,899,598	100.0	58,768,595	100.0

2) Consolidated Interim Statement of Income

		Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)			Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)			Consolidated condensed statement of income for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)		
Item	Note	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			31,948,404	100.0		22,146,667	100.0		57,552,139	100.0
II. Sales cost			23,940,493	74.9		18,243,756	82.4		43,570,828	75.7
Gross profit on sales			8,007,911	25.1		3,902,911	17.6		13,981,311	24.3
III. Selling and general administration expenses										
1. Freight and packaging cost		559,087			383,804			976,118		
2. Officer's compensation		—			189,859			—		
3. Wage allowances		294,894			310,779			1,115,211		
4. Transfer to reserve for bonus		542,458			117,143			227,586		
5. Transfer to retirement wage allowance		27,473			27,802			54,052		
6. Transfer to officers' retirement allowance		3,320			—			3,320		
7. Transfer of allowance for bad debts		10,408			3,593			—		
8. Other		818,828	2,256,472	7.1	752,363	1,785,347	8.1	1,731,922	4,108,212	7.1
Operating Profit			5,751,438	18.0		2,117,564	9.5		9,873,098	17.2
IV. Non-operating revenue										
1. Interest received		11,197			14,828			21,780		
2. Dividend received		36,305			38,765			44,684		
3. Write-off of consolidated adjustment account		535			535			1,070		
4. Investment profit on equity method		671,661			595,296			994,514		
5. Others		165,432	885,132	2.8	263,354	912,780	4.1	336,665	1,398,714	2.4
V. Non-operating expenses										
1. Interest paid		1,265			620			1,948		
2. Compensation for insufficient payment		21,055			30,286			28,396		
3. Rent payment		29,550			25,794			57,666		
4. Other		38,018	89,889	0.3	19,320	76,021	0.3	51,025	139,037	0.3
Ordinary Profit			6,546,681	20.5		2,954,323	13.3		11,132,776	19.3
VI. Extraordinary profit										
1. Profit on sale of investment securities		—			23,249			40,708		
2. Profit on sale of fixed assets	*1	—			—			67,251		
3. Refund of fixed assets tax		—			—			33,969		
4. Profit from reversal of officers' retirement bonuses		—			127,034			—		
5. Profit on reversal of allowance for doubtful accounts		184			—			—		
6. Other		—	184	0.0	500	150,783	0.7	—	141,929	0.2

Item	Note	Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004) Amount (thousand yen)		(%)	Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005) Amount (thousand yen)		(%)	Consolidated condensed statement of income for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (thousand yen)		(%)
VII. Extraordinary Losses										
1. Loss on retirement of fixed assets	*2	—			13,199			6,277		
2. Loss on sale of fixed assets	*3	24,662			—			—		
3. Depreciation loss on golf membership		10,310			—			10,310		
4. Loss on retirement of inventories					128,921					
5. Loss on impairment	*4				5,604					
6. Other		4,020	38,993	0.1	26,845	174,571	0.8	1,433	18,021	0.0
Pretax interim (current) net profit			6,507,872	20.4		2,930,535	13.2		11,256,684	19.5
Corporate income tax, local residence tax, and enterprise tax	*5	2,401,515			1,033,387			3,456,290		
Adjustment of corporate income tax, etc.	*5	—	2,401,515	7.5	—	1,033,387	4.7	643,588	4,099,878	7.1
Interim (current) net profits			4,106,357	12.9		1,897,148	8.5		7,156,806	12.4

3) Statement of Interim Consolidated Surplus

Item	Note	Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)		Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)		Consolidated condensed statement of surplus for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	
		Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)							
I. Balance at the beginning of period			5,914,708		6,135,250		5,914,708
II. Adjustment of surplus							
1. New share issues by capital increase		79,410	79,410	50,004	50,004	220,541	220,541
III. Balance at the end of interim period (at the end of year)			5,994,118		6,185,254		6,135,250
(Earned surplus)							
I. Balance at the beginning of period			21,931,537		27,798,452		21,931,537
II. Increase in earned surplus							
1. Interim (current) net profit		4,106,357	4,106,357	1,897,148	1,897,148	7,156,806	7,156,806
III. Adjustment of earned surplus							
1. Dividends		1,284,863		1,952,178		1,284,863	
2. Bonuses for directors		5,028	1,289,891	8,462	1,960,640	5,028	1,289,891
IV. Balance at the end of interim period (at the end of year)			24,748,003		27,734,960		27,798,452

4) Statement of Consolidated Interim Cash Flow

		Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)	Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)
Item	Note	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities				
Pretax interim (current) net profit		6,507,872	2,930,535	11,256,684
Depreciation		1,214,141	1,338,499	2,620,755
Loss on impairment		—	5,604	—
Amortization of consolidated adjustment account		Δ535	Δ535	Δ1,070
Investment profit by equity method		Δ671,661	Δ595,296	Δ994,514
(Profit) or loss on sale of fixed assets		24,662	—	Δ67,251
Refund of fixed assets tax		—	—	Δ33,969
Profit from reversal of officers' retirement bonuses		—	Δ127,034	—
Expenses for shares issued		2,322	1,817	4,592
Loss on retirement of tangible fixed assets		2,431	13,199	6,277
Loss on appreciation of investment securities		1,588	—	1,433
Profit on sale of investment securities		—	Δ23,249	Δ40,708
Depreciation loss on golf membership		10,310	—	10,310
Loss on retirement of inventories		—	128,921	—
Profit on conversion		Δ5,604	Δ33,470	Δ9,865
Increase or (decrease) in reserve for bonuses		893,520	Δ463,910	Δ804,654
Increase or (decrease) in reserve for retirement allowance		Δ119,108	687	Δ118,390
Increase or (decrease) in provisions for doubtful accounts		6,434	20,737	Δ156
Interest and dividends received		Δ47,502	Δ53,594	Δ66,464
Interest paid		1,265	620	1,948
Decrease or (increase) in sales receivables		Δ2,942,987	1,662,177	Δ1,323,108
Increase in inventories		Δ1,231,994	Δ760,548	Δ1,926,756
Increase or (decrease) in purchase liabilities		3,031,968	Δ1,008,166	1,043,889
Increase or (decrease) in accrued consumption tax, etc.		92,392	Δ259,854	139,220
Increase in other assets		Δ174,028	Δ200,360	Δ268,476
Decrease in other liabilities		Δ90,664	Δ177,051	Δ290,960
Bonuses to officers paid		Δ5,028	Δ8,462	Δ5,028
Subtotal		6,499,797	2,391,266	9,133,736

Item	Note	Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004) Amount (thousand yen)	Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005) Amount (thousand yen)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (thousand yen)
Interest and dividends received		220,806	378,497	330,552
Interest paid		Δ1,261	Δ619	Δ1,942
Corporate income tax, etc., paid		Δ2,288,745	Δ1,782,909	Δ4,026,360
Cash flow from operation activities		4,430,597	986,235	5,435,985
II. Cash flow from investment activities				
Expenditure for placement in time deposits		Δ1,000,000	—	Δ2,150,000
Revenue from refund of time deposits		850,000	1,900,000	5,124,996
Expenditure for acquisition of tangible fixed assets		Δ2,447,967	Δ1,458,782	Δ5,018,714
Revenue from sale of tangible fixed assets		20,675	—	97,523
Expenditure for acquisition of investment securities		Δ406,025	Δ596,263	Δ1,098,991
Revenue from sale of investment securities		—	358,332	222,867
Expenditure for lending		Δ40,000	Δ108,380	Δ276,361
Revenue from collection of loans		95,512	135,447	107,062
Others		—	Δ124	Δ2,725
Cash flow from investment activities		Δ2,927,804	230,230	Δ2,994,341
III. Cash flow from financing activities				
Expenditure for repayment of long-term borrowings		Δ3,000	Δ3,000	Δ6,000
Proceeds from stocks issued		156,514	98,191	436,531
Expense by acquisition of treasury stock		Δ51,464	Δ1,263,655	Δ61,316
Dividends paid		Δ1,282,924	Δ1,947,307	Δ1,283,276
Cash flow from financing activities		Δ1,180,874	Δ3,115,771	Δ914,061

		Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)	Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)
Item	Note	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
IV. Conversion difference in cash and cash equivalents		2,615	8,465	5,190
V. Increase (decrease) in cash and cash equivalents		324,532	Δ1,890,840	1,532,772
VI. Cash and cash equivalents at the beginning of year		4,503,437	6,036,210	4,503,437
VII. Cash and cash equivalents at the end of interim period (year)	*	4,827,970	4,145,369	6,036,210

Underlying Substantial Matters for Preparation of Consolidated Interim Financial Statements

1. Matters related to the Scope of Consolidation
   (1) Number of consolidated subsidiaries: 6
   Names of consolidated subsidiaries:
   Arisawa Fiber Glass Co., Ltd., Arisawa Resin Industry Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Sogyo Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd.
   As regards Arisawa Sporting Goods Co., Ltd., as stated in the significant subsequent events, a resolution was adopted at the board of directors' meeting of the Company held on September 22, 2005 that it will be dissolved by the end of January, 2006.
   (2) Name of Major Non-Consolidated Subsidiaries
   Major non-consolidated subsidiaries
   NB Optic, Co., Ltd., Howa Sangyo Ltd., Kei Ski Garage Ltd., Arisawa PG Co., Ltd., ARISAWA MANUFACTURING (DALIAN) CO., LTD., Asuna Co., Ltd.
   With respect to Arisawa PG Co., Ltd., as stated in the significant subsequent events, the Company entered into a merger agreement on September 22, 2005 with regard to the merger expected as of December 1, 2005 in accordance with the procedures for a simplified merger.
   (The reason for exclusion from consolidation)
   Non-consolidated subsidiaries are all small in size and aggregate totals of their total assets, sales, net interim income (equity amount) and earned surplus (equity amount) of each subsidiary have not provided any substantial effect on the consolidated interim financial statements.

2. Matters related to Application of Equity Method
   (1) Number of affiliated companies for which equity method applies: 5
   Names of companies: Polatechno Co., Ltd., Shinano Co., Ltd., Color Link Japan Co., Ltd., Taiflex Scientific Co., Ltd. DDD Group plc
   As regards Scala Co., Ltd., all the shares were sold during the current consolidated interim accounting period and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied.
   (2) Regarding non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five subsidiaries) and affiliates (Ryoyu Kogyo Co., Ltd. and other one company), to which the equity method was not applied, as the impact of exclusion from application of the equity method on the consolidated interim financial statements is slight and they are not significant as a whole, in terms of interim net income (equity amount) and earned surplus (equity amount), these were excluded from application of the equity method.
   (3) Among the companies to which the equity method is applied, with respect to companies whose interim closing date is different from the consolidated interim closing date, we have used interim financial statements for the interim accounting period of each company.

3. Matters concerning the Interim Closing Date of Consolidated Subsidiaries
   Interim closing date of consolidated subsidiaries is the same as the consolidated interim closing date except for Arisawa Sporting Goods Co., Ltd. The interim closing date of the company is July 31, 2005, but in preparing current consolidated interim financial statements, we have used interim financial statements as of the interim closing date. With respect to substantial transactions made between different closing dates, necessary adjustment for consolidation has been made.

4. Matters concerning Accounting Standards
   (1) Appreciation Standards and Method for Substantial Assets
   1) Securities
   Other securities

Securities for which market value is available:

Mark to market method based on market price as of the interim account closing date (All appreciation differences have been treated by direct transfer by the capital method and cost of products sold has been calculated by the periodic average method).

Securities for which market value is not available:

Valued by the periodic average method at cost

2) Derivatives

Mark to market method

3) Inventories

Products, commodities, semi-finished goods, and goods in process

Mainly valuation at cost by FIFO method, but two companies out of consolidated subsidiaries adopted cost method by the periodic average method.

Raw materials and purchased supplies

Periodic average method is used at cost.

(2) Depreciation Method of Substantial Depreciable Assets

1) Tangible fixed assets

Fixed percentage method

With regard to buildings (excluding annexed facilities of the building) acquired after April 1, 1998, however, the fixed amount method has been applied.

Major service life shall be as follows.

Building and Structure:	10 years - 31 years
Machinery, equipment and delivery equipment:	4 years - 9 years

2) Intangible fixed assets

Fixed amount method

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

(3) Allocation of Standards for Substantial Allowances

1) Allowance for doubtful accounts

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

2) Reserve for bonuses

In order to appropriate bonuses paid to employees, we have appropriated an amount for the current interim accounting period based on the estimated amount of payment.

3) Reserve for Retirement Benefits

In preparation for the payment of retirement benefits to employees, we have appropriated an amount deemed to accrue at the end of the current consolidated interim accounting period based on an estimated amount of liabilities for retirement benefits and pension assets at the end of the current consolidated fiscal year.

Regarding the differences in mathematical calculation, the amount obtained by the fixed amount method for a fixed period of time (5 years) within the average remaining years of service of employees at the time of accrual in each consolidated fiscal year has been allocated to expenses from the following consolidated fiscal year of accrual.

Submitting company appropriated ¥310,632 thousand as advance payment for pension expenses as the pension assets at the end of the current consolidated interim accounting period exceeds the liabilities for retirement benefits.

(Changes in Accounting Policy)

From the current consolidated interim accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application

Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes increased by ¥719 thousand.

(4) Conversion Standards of Substantial Foreign Currency Assets or Liabilities into Yen
Foreign currency monetary debts are converted into yen at the spot exchange rate on the closing day of the consolidated interim accounting period and exchange differences are treated as profit or loss.

(5) Treatment of Substantial Lease Transactions
Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(6) Methods of Important Hedge Accounting
a) Method of hedge accounting
Appropriation of foreign currency transactions
b) Means and subject of hedge
By exchange contract of currencies, we avoid exchange fluctuations of foreign currency transactions and used it as a means of determining acquisition price.
c) Hedge policy
We employ hedge to the extent of subject liabilities for improvement of financial account balance.
d) Method of evaluating effectiveness of hedge
We determine the effectiveness based on the fluctuation amount by comparing the accumulated amount of market fluctuations of subject of hedge and means of hedge during the period from the start of hedge to the time of determining the effectiveness.

(7) Other Underlying Substantial Matters for Preparation of Consolidated Interim Financial Statements
1) Treatment of deferred assets
Expenses for shares issued are all treated as expenses where incurred.
2) Accounting treatment of consumption tax, etc.
Accounting treatment of consumption tax adopts pretax method.

5. Scope of Funds in Consolidated Interim Statement of Cash Flow
The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date of which will arrive within 3 months from the date of acquisition.

Changes in Substantial Underlying Matters for Preparation of Consolidated Interim Financial Statements

Accounting standards for impairment of fixed assets
Accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before taxes, etc., decreased by ¥5,604 thousand.
Accumulated amount of impairment losses is directly deducted from the amount of each asset.

Changes in Representation

(Consolidated Interim Statement of Income)
"Officer's Compensation" in Selling and general administration expenses has been included in "Others" of Selling and general administration expenses by the previous consolidated interim accounting period, but as it became large in the current consolidated interim accounting period, it was separately stated.
In this regard, the amount of "Officer's Compensation" in the previous consolidated interim accounting

period was ¥150,745 thousand.

Explanatory Notes

(Notes Related to Consolidated Interim Balance Sheet)

End of Previous Consolidated Interim Accounting Period (as of September 30, 2004)	End of Current Consolidated Interim Accounting Period (as of September 30, 2005)	Previous consolidated fiscal year (as of March 31, 2005)
*1 Accumulated depreciation of tangible fixed assets ¥19,955,640 thousand	*1 Accumulated depreciation of tangible fixed assets ¥22,471,250 thousand	*1 Accumulated depreciation of tangible fixed assets ¥21,240,051 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,855,113 (2,855,113) Machinery and equipment 1,834,525 (1,834,525) Tools and fixtures 45,926 (45,926) Land 258,342 (191,025) Total 4,993,907 (4,926,590) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 7,000 (7,000) Total: 163,000 (163,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,643,683 (2,643,683) Machinery and equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 1,000 (1,000) Total: 157,000 (157,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,743,987 (2,743,987) Machinery and equipment 1,606,529 (1,606,529) Tools and fixtures 39,386 (39,386) Land 258,342 (191,025) Total 4,648,245 (4,580,928) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 4,000 (4,000) Total: 160,000 (160,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Polatechno Co., Ltd. ¥10,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	3 —	3 —
4 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated interim accounting period: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4 The submitting company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated interim accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	4 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000

(Notes to Related Consolidated Interim Profit and Loss Statement)

<table>
<tr><th>Previous Consolidated Interim Accounting Period
(April 1, 2004 to September 30, 2004)</th><th>Current Consolidated Interim Accounting Period
(April 1, 2005 to September 30, 2005)</th><th>Previous consolidated fiscal year
(April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>*1 —</td><td>*1 —</td><td>*1. Profit from sale of fixed assets is ¥67,251,000 from sale of land.</td></tr>
<tr><td>*2 —</td><td>*2. Loss on sale of fixed assets are as follows:
(in thousands of yen)
<table>
<tr><td>Building and Structure</td><td>¥4,354</td></tr>
<tr><td>Tools and fixtures</td><td>¥5,059</td></tr>
<tr><td>Machinery, equipment and delivery equipment</td><td>¥3,502</td></tr>
<tr><td>Expense for disposal of facilities</td><td>¥283</td></tr>
<tr><td>Total</td><td>¥13,199</td></tr>
</table></td><td>*2. Loss on sale of fixed assets are as follows:
(in thousands of yen)
<table>
<tr><td>Building and Structure</td><td>¥2,249</td></tr>
<tr><td>Tools and fixtures</td><td>¥1,457</td></tr>
<tr><td>Machinery, equipment and delivery equipment</td><td>¥1,141</td></tr>
<tr><td>Expense for disposal of facilities</td><td>¥1,091</td></tr>
<tr><td>Others</td><td>¥337</td></tr>
<tr><td>Total</td><td>¥6,277</td></tr>
</table></td></tr>
<tr><td>3 Loss on sale of fixed assets is from machinery, equipment and delivery equipment of ¥24,662 thousand.</td><td>*3 —</td><td>*3 —</td></tr>
<tr><td>*4 —</td><td>*4 Loss on impairment
Our group appropriated the following loss on impairment in the current consolidated interim accounting period.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current consolidated interim accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets valuation amount.</td><td>*4 —</td></tr>
<tr><td>*5 Since tax effect accounting by the simplified method is applied to Tax expenses in the current consolidated interim accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."</td><td>*5 Same as at the left.</td><td>*5 —</td></tr>
</table>

(Notes to Consolidated Interim Cash Flow Statement)

Previous Consolidated Interim Accounting Period (April 1, 2004 to September 30, 2004)	Current Consolidated Interim Accounting Period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the consolidated interim balance sheets. (in thousands of yen) Cash and deposits ¥10,412,334 Fixed term deposits for a term longer than three months Δ¥5,745,032 Securities (Money Management Fund) ¥160,668 Cash and cash equivalents ¥4,827,970	* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the consolidated interim balance sheets. (in thousands of yen) Cash and deposits ¥4,865,406 Fixed term deposits for a term longer than three months Δ¥720,036 Securities (Money Management Fund) — Cash and cash equivalents ¥4,145,369	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (in thousands of yen) Cash and deposits ¥8,656,246 Fixed term deposits for a term longer than three months Δ¥2,620,036 Securities (Money Management Fund) — Cash and cash equivalents ¥6,036,210

(Notes to Leasing Transaction)

As they will be disclosed on EDINET, they are not stated.

(Notes Related to Securities)

End of previous consolidated interim accounting period (as of September 30, 2004)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Interim Balance Sheet	Balance
(1) Equity Shares	1,040,931	1,796,489	755,558
(2) Others	276,562	264,103	Δ12,458
Total	1,317,493	2,060,593	743,100

2. Major Securities Not bearing the Market Value

(in thousands of yen)

	Value shown on Consolidated Interim Balance Sheet
Other Securities	
Money Management Fund	160,668
Unlisted Shares (excluding OTC shares)	262,450
Unlisted foreign bonds	263,188

Note: In the previous consolidated interim accounting period, with regard to the securities without market value, impairment of ¥1,588,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of the period has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

End of current consolidated interim accounting period (as of September 30, 2005)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Interim Balance Sheet	Balance
(1) Equity Shares	699,166	2,127,650	1,428,484
(2) Others	434,755	443,604	8,848
Total	1,133,921	2,571,254	1,437,332

2. Major Securities Not bearing the Market Value

(in thousands of yen)

	Value shown on Consolidated Interim Balance Sheet
Other Securities	
Unlisted Shares	436,643
Unlisted foreign bonds	106,871

End of previous consolidated fiscal year (as of March 31, 2005)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	776,521	1,846,650	1,070,129
(2) Others	435,503	427,758	Δ7,744
Total	1,212,024	2,274,409	1,062,384

2. Major Securities Not bearing the Market Value

(in thousands of yen)

	Value shown on Consolidated Balance Sheet
Other Securities	
Unlisted Shares (excluding OTC shares)	254,911
Unlisted foreign bonds	96,651

Note: In the previous consolidated fiscal year, with regard to the securities without market value, impairment of ¥1,123,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Notes Related to Derivative Transactions)

As they will be disclosed on EDINET, they are not stated.

(Segment Information)

1. Segment Information by Business Category

For the previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)

(in thousands of yen)

	Manufacture and sale of industrial materials	Other businesses	Total	Extinguishment or all companies	Consolidation
Sales					
(1) Sales to outside customers	31,622,799	325,605	31,948,404	—	31,948,404
(2) Inter-segmental internal sales or transfers	9,362	—	9,362	(9,362)	—
Total	31,632,161	325,605	31,957,766	(9,362)	31,948,404
Operating Expenses	25,890,648	303,912	26,194,560	2,405	26,196,965
Operating Profit	5,741,513	21,693	5,763,206	(11,767)	5,751,438

For the current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)

(in thousands of yen)

	Manufacture and sale of industrial materials	Other businesses	Total	Extinguishment or all companies	Consolidation
Sales					
(1) Sales to outside customers	21,849,288	297,379	22,146,667	—	22,146,667
(2) Inter-segmental internal sales or transfers	1,697	—	1,697	(1,697)	—
Total	21,850,985	297,379	22,148,365	(1,697)	22,146,667
Operating Expenses	19,771,845	255,056	20,026,901	2,201	20,029,103
Operating Profit	2,079,140	42,322	2,121,463	(3,899)	2,117,564

Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)

(in thousands of yen)

	Manufacture and sale of industrial materials	Other businesses	Total	Extinguishment or all companies	Consolidation
Sales					
(1) Sales to outside customers	57,025,693	526,446	57,552,139	—	57,552,139
(2) Inter-segmental internal sales or transfers	12,954	—	12,954	(12,954)	—
Total	57,038,647	526,446	57,565,094	(12,954)	57,552,139
Operating Expenses	47,155,101	533,539	47,688,640	(9,598)	47,679,041
Operating Profit	9,883,546	Δ7,092	9,876,454	(3,355)	9,873,098

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulation materials and industrial application structural materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

2. Segment Information by Location

There is no applicable matter as there is no consolidated subsidiary or overseas branch office located in any country or region other than Japan for the previous consolidated interim accounting period (from April 1, 2004 to September 30, 2004), current consolidated interim accounting period (from April 1, 2005 to September 30, 2005) and previous consolidated fiscal year (from April 1, 2004 to March 31, 2005).

3. Overseas Sales

Previous consolidated interim accounting period (From April 1, 2004 to September 30, 2004)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	10,898,823	3,209,700	597,863	14,706,387
II. Consolidated Sales (thousand yen)				31,948,404
III. Proportion of Overseas Sales to Consolidated Sales (%)	34.1	10.0	1.9	46.0

Current consolidated interim accounting period (From April 1, 2005 to September 30, 2005)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,468,131	2,670,823	205,585	10,344,540
II. Consolidated Sales (thousand yen)				22,146,667
III. Proportion of Overseas Sales to Consolidated Sales (%)	33.7	12.1	0.9	46.7

Previous Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	18,932,653	6,726,325	1,253,820	26,912,799
II. Consolidated Sales (thousand yen)				57,552,139
III. Proportion of Overseas Sales to Consolidated Sales (%)	32.9	11.7	2.2	46.8

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan, Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.

(Significant Subsequent Events)

(1) Merger with Subsidiaries

The Company executed as of September 22, 2005, a merger agreement (simplified merger) with Arisawa PG Co., Ltd., our wholly owned subsidiary. Outline of the merger agreement was stated as a significant subsequent event in the Explanatory Notes of interim financial statements.

(2) Dissolution of a Subsidiary

The Company adopted a resolution at the board of directors' meeting, held on September 22, 2005, that Arisawa Sporting Goods Co., Ltd., one of our consolidated subsidiaries shall be dissolved.

1. Reasons for Dissolution

Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our affiliated companies to which the equity method is applied and that the company shall be dissolved.

2. Schedule of Dissolution

It is expected that the company shall be dissolved by the end of January 2006.

(3) Purchase of Treasury Stocks

The Company adopted a resolution to purchase its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of July 22, 2005. The details of the resolution were stated as a significant subsequent event in the Explanatory Notes of interim financial statements.

Fiscal Year Ending March 31, 2006

October 25, 2005

Summary of Individual Interim Financial Statements

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.: 5208

Prefecture where Head Office is located

(url http://www.arisawa.co.jp/)

Niigata Prefecture

Representative: President and CEO: Sanji Arisawa

Contact Person: Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

Date of Board of Directors Meeting for Interim Closing: October 25, 2005

Existence of interim dividend plan: Yes

Commencement date of payment for interim dividend: —

Adoption of group share plan: Yes (1 group: 100 shares)

1. Business Results for Interim Accounting Period of 2005 (From April 1, 2005 to September 30, 2005)

(1) Operating Results

(Note) Indicated by rounding off the amount less than 1 million yen

	Sales amount		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Interim Accounting Period of 2005	20,475	Δ32.1	1,686	Δ68.0	2,373	Δ58.3
Interim Accounting Period of 2004	30,143	45.5	5,271	73.3	5,690	75.0
Fiscal Year Ending March 31, 2005	54,149		9,072		9,658	

	Interim (current) net profit		Interim (current) net profit per share
	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2005	1,408	Δ59.0	38.80
Interim Accounting Period of 2004	3,437	97.1	104.43
Fiscal Year Ending March 31, 2005	6,003		182.11

(Note) 1) Average number of shares during the accounting period
Interim accounting Period of 2005: 36,293,719 shares, Interim accounting Period of 2004: 32,916,724 shares, FY2005: 32,967,858 shares
2) Change in accounting method: None
3) Indication of percentage of sales, operating profit, ordinary profit and interim (current) net profit shows the rate of increase or decrease against the previous interim accounting period.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	(Yen, Sen)	(Yen, Sen)
Interim Accounting Period of 2005	0.00	–
Interim Accounting Period of 2004	0.00	–
Fiscal Year Ending March 31, 2005	–	59.00

(3) Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Interim Accounting Period of 2005	46,744	33,325	71.3	927.37
Interim Accounting Period of 2004	52,574	31,778	60.4	964.66
Fiscal Year Ending March 31, 2005	50,937	34,796	68.3	1,051.65

(Note) 1. Number of outstanding shares at the end of period
Interim accounting Period of 2005: 35,935,054 shares, Interim accounting Period of 2004: 32,942,383 shares, FY2005: 33,087,776 shares
2. Number of treasury stocks at the end of period: Interim accounting Period of 2005: 558,375 shares, Interim accounting Period of 2004: 35,498 shares, FY2005: 37,705 shares

2. Forecasted Business Results for FY 2006 (From April 1, 2005 to March 31, 2006)

	Sales amount	Ordinary profit	Current net profit	Annual dividend per share	
				End of the term	
	(million yen)	(million yen)	(million yen)	(Yen, Sen)	(Yen, Sen)
Full year	41,400	3,700	2,200	30.00	30.00

(Reference) Forecasted current net profit per share (Full year) 61 yen 22 sen

* The above forecast was made based on the available information as of the date of announcement and results may differ in the future due to various factors.

2. [Interim Financial Statement, etc.]

(1) Interim Financial Statement

1) Interim Balance Sheet

Item	Note	End of Previous Interim Accounting Period (As of September 30, 2004) Amount (thousand yen)		Composition ratio (%)	End of Current Interim Accounting Period (As of September 30, 2005) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2005) Amount (thousand yen)		Composition ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits		9,410,675			3,848,894			7,504,157		
2. Notes receivable		1,937,294			1,391,422			1,257,926		
3. Accounts receivable		10,789,142			8,314,193			10,123,250		
4. Inventories		5,294,631			6,756,047			6,001,418		
5. Deferred taxable assets		939,992			470,895			470,895		
6. Others		1,319,091			1,553,748			1,386,606		
Allowance for doubtful accounts		Δ14,275			Δ10,765			Δ13,011		
Total Current Assets			29,676,552	56.4		22,324,437	47.8		26,731,244	52.5
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	6,243,484			6,762,337			6,603,922		
(2) Machinery and Equipment	*1 *2	6,954,559			7,272,267			6,978,893		
(3) Land	*2	1,407,391			1,389,464			1,390,662		
(4) Construction in progress		1,917,234			1,440,853			2,038,513		
(5) Others	*1 *2	580,441			644,741			617,897		
Total Tangible Fixed Assets		17,103,111			17,509,665			17,629,888		
2. Intangible Fixed Assets		133,709			105,564			120,065		
3. Investments and other assets										
(1) Investment Securities		2,468,490			2,991,488			2,509,382		
(2) Stocks of affiliated companies		2,388,475			2,992,243			2,982,904		
(3) Others		818,240			938,523			977,414		
Allowance for doubtful debts		Δ14,307			Δ117,613			Δ13,137		
Total investments and other assets		5,660,899			6,804,642			6,456,564		
Total Fixed Assets			22,897,720	43.6		24,419,872	52.2		24,206,517	47.5
Total Assets			52,574,272	100.0		46,744,309	100.0		50,937,762	100.0

Item	Note	End of Previous Interim Accounting Period (As of September 30, 2004) Amount (thousand yen)		Com-position ratio (%)	End of Current Interim Accounting Period (As of September 30, 2005) Amount (thousand yen)		Com-position ratio (%)	Condensed Balance Sheet for Previous Fiscal year (As of March 31, 2005) Amount (thousand yen)		Com-position ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable		5,580,572			4,908,840			5,169,589		
2. Accounts payable		6,831,698			4,738,701			5,296,351		
3. Short-term borrowings	*2	190,000			190,000			190,000		
4. Accrued income tax and others		2,227,157			778,840			1,666,107		
5. Equipment notes payable		1,806,709			1,004,175			1,175,249		
6. Allowance for bonuses		2,458,157			455,551			893,657		
7. Others	*5	1,446,618			876,177			1,296,358		
Total Current Liabilities			20,540,913	39.1		12,952,287	27.7		15,687,314	30.8
II. Fixed Liabilities										
1. Deferred taxable liabilities		3,455			365,300			205,056		
2. Others		251,640			101,555			248,597		
Total Fixed Liabilities			255,095	0.5		466,855	1.0		453,653	0.9
Total Liabilities			20,796,008	39.6		13,419,143	28.7		16,140,968	31.7
(Stockholder Equity)										
I. Capital			6,882,063	13.1		7,073,223	15.1		7,023,219	13.8
II. Capital surplus										
1. Capital reserve		5,994,118			6,185,254			6,135,250		
Total capital surplus			5,994,118	11.4		6,185,254	13.2		6,135,250	12.0
III. Earned surplus										
1. Revenue reserve		748,262			748,262			748,262		
2. Voluntary reserve		12,709,643			16,351,790			12,709,643		
3. Unappropriated retained earnings at the end of interim period (current)		5,121,135			3,501,193			7,687,331		
Total earned surplus			18,579,041	35.3		20,601,247	44.1		21,145,237	41.5
V. Other securities appreciation differences			435,443	0.8		851,350	1.8		615,343	1.2
VI. Treasury Stock			Δ112,403	Δ0.2		Δ1,385,911	Δ2.9		Δ122,255	Δ0.2
Total Stockholder Equity			31,778,264	60.4		33,325,165	71.3		34,796,794	68.3
Total Liabilities and Stockholder Equity			52,574,272	100.0		46,744,309	100.0		50,937,762	100.0

2) Interim Statement of Income

		Previous Interim Accounting Period (From April 1, 2004 to September 30, 2004)			Current Interim Accounting Period (From April 1, 2005 to September 30, 2005)			Condensed statement of income for previous Fiscal year (From April 1, 2004 to March 31, 2005)		
Item	Note	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			30,143,295	100.0		20,475,304	100.0		54,149,104	100.0
II. Sales cost			22,762,738	75.5		17,116,365	83.6		41,246,082	76.2
Gross profit on sales			7,380,556	24.5		3,358,939	16.4		12,903,021	23.8
III. Selling and general administration expenses			2,109,237	7.0		1,672,503	8.2		3,830,771	7.1
Operating profit			5,271,319	17.5		1,686,435	8.2		9,072,250	16.7
IV. Non-operating revenue	*1		590,354	2.0		855,050	4.2		898,931	1.7
V. Non-operating expense	*2		170,814	0.6		167,669	0.8		312,393	0.6
Ordinary profit			5,690,858	18.9		2,373,817	11.6		9,658,787	17.8
VI. Extraordinary profit	*3		184	0.0		127,034	0.6		141,929	0.3
VII. Extraordinary losses	*4 *5		36,660	0.1		263,554	1.3		15,465	0.0
Pretax interim (current) net profit			5,654,383	18.8		2,237,297	10.9		9,785,252	18.1
Corporate income tax, local residence tax, and enterprise tax	*7	2,216,875			829,109			3,233,000		
Adjustment of corporate income tax, etc.	*7	—	2,216,875	7.4	—	829,109	4.0	548,549	3,781,549	7.0
Interim (current) net profit			3,437,507	11.4		1,408,188	6.9		6,003,702	11.1
Profit carried forward from the previous term			1,683,628			2,093,005			1,683,628	
Unappropriated retained earnings for interim period (current)			5,121,135			3,501,193			7,687,331	

Underlying Substantial Matters for Preparation of Interim Financial Statements

(1) Appreciation Standards and Method for Assets

1) Securities

(a) Shares of subsidiaries and affiliates

Valued by the periodic average method at cost

(b) Other securities

Securities for which market value is available:

Mark to market method based on market price as of the interim account closing date (All appreciation differences have been treated by direct transfer to the capital method and disposal cost has been calculated by the periodic average method).

Securities for which market value is not available:

Valued by the periodic average method at cost

2) Derivatives

Mark to market method

3) Inventories

Products, commodities, semi-finished goods, and goods in process

FIFO method applied at cost basis

Raw materials and purchased supplies

Periodic average method applied at cost basis

(2) Depreciation method of fixed assets

1) Tangible fixed assets

Fixed percentage method

With regard to buildings (excluding annexed facilities to the building) acquired after April 1, 1998, however, the fixed amount method has been applied.

Major service life shall be as follows.

Building and Structure:	15 years - 31 years
Machinery and equipment:	8 years - 9 years

2) Intangible fixed assets

Fixed amount method

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

(3) Allocation of Standards for Allowances

1) Allowance for doubtful accounts

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

2) Reserve for bonuses

In order to appropriate for bonuses paid to employees, we have appropriated an amount for the current interim accounting period based on an estimated amount of payment.

3) Reserve for Retirement Benefits

In preparation for retirement of employees, we have appropriated an amount deemed to accrue at the end of the current interim accounting period based on an estimated amount of liabilities for retirement benefits and pension assets at the end of the current period.

Regarding differences in mathematical calculation, the amount obtained by the fixed amount method for a fixed period of time (5 years) within the average remaining years of service of employees at the time of accrual in each business year has been allocated to expenses from the following business year of accrual.

In this connection, as pension assets at the end of the current interim accounting period exceed the appropriated amount of liabilities for retirement benefits, ¥310,632 thousand was appropriated as advance payment for pension expenses.

(Changes in Accounting Policy)

From the current interim accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before tax increased by ¥719 thousand.

(4) Conversion Standards of Foreign Currency Assets or Liabilities into Yen

Foreign currency monetary debts are converted into yen at the spot exchange rate on the closing day of the interim accounting period and exchange differences are treated as profit or loss.

(5) Treatment of Lease Transactions
Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(6) Other Underlying Substantial Matters for Preparation of Interim Financial Statements
1) Treatment of deferred assets
Expenses for shares issued are all treated as expenses where incurred.
2) Accounting treatment of consumption tax, etc.
Accounting treatment of consumption tax adopts pretax method.

Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements

Accounting Standards for Impairment of Fixed Assets

From the current interim accounting period, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before tax decreased by ¥5,604 thousand.

In this regard, accumulated impairment losses are directly deducted from the amount of each asset in compliance with the revised rules for interim financial statements.

Explanatory Notes
(Notes Related to Interim Balance Sheet)

End of Previous Interim Accounting Period (as of September 30, 2004)	End of Current Interim Accounting Period (as of September 30, 2005)	Previous fiscal year (as of March 31, 2005)
*1 Accumulated depreciation of tangible fixed assets ¥18,682,825 thousand	*1 Accumulated depreciation of tangible fixed assets ¥21,121,902 thousand	*1 Accumulated depreciation of tangible fixed assets ¥19,927,584 thousand
*2 Assets provided as security and secured debt are as follows:	*2 Assets provided as security and secured debt are as follows:	*2 Assets provided as security and secured debt are as follows:
Security assets: (in thousands of yen) Buildings 2,780,472 (2,780,472) Structures 74,641 (74,641) Machinery and equipment 1,834,525 (1,834,525) Tools and fixtures 45,926 (45,926) Land 258,342 (191,025) Total 4,993,907 (4,926,590)	Security assets: (in thousands of yen) Buildings 2,580,631 (2,580,631) Structures 63,052 (63,052) Machinery and equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315)	Security assets: (in thousands of yen) Buildings 2,675,690 (2,675,690) Structures 68,296 (68,296) Machinery and equipment 1,606,529 (1,606,529) Tools and fixtures 39,386 (39,386) Land 258,342 (191,025) Total 4,648,245 (4,580,928)
Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Polatechno Co., Ltd. ¥10,000 Eagle Co., Ltd. ¥13,000 Total ¥23,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥7,000 Total ¥7,000	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥10,000 Total ¥10,000
2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥13,121	2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,703	2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,882
4 The company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4 The company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	4 The company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000
*5 Suspense payment consumption tax, etc., and suspense receipt consumption tax, etc., are set off and the set off amount is included in "Others" of current liabilities.	*5 Same as at the left.	*5 —

(Notes to Related Interim Profit and Loss Statement)

<table>
<tr><th>Previous Interim Accounting Period
(April 1, 2004 to September 30, 2004)</th><th>Current Interim Accounting Period
(April 1, 2005 to September 30, 2005)</th><th>Previous fiscal year
(April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥19,439
Dividend received ¥305,124</td><td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥21,829
Dividend received ¥450,786
Rent ¥185,601</td><td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥37,267
Dividend received ¥310,593
Rent ¥362,046</td></tr>
<tr><td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥1,172
Rent payment ¥111,240</td><td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥537
Rent payment ¥120,269</td><td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥1,739
Rent payment ¥235,665</td></tr>
<tr><td>*3 —</td><td>*3 Material extraordinary profits
(in thousands of yen)
Profit from reversal of officers' retirement bonuses ¥127,034</td><td>*3 —</td></tr>
<tr><td>*4 —</td><td>*4 Material extraordinary losses
(in thousands of yen)
Loss on sale of investment securities ¥142,520
Loss on transfer to allowance for doubtful accounts ¥102,230
Loss on impairment ¥5,604</td><td>*4 —</td></tr>
<tr><td>*5 —</td><td>*5 Loss on impairment
The company appropriated the following loss on impairment in the current interim accounting period.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
The company makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current interim accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real estate property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets valuation amount.</td><td>*5 —</td></tr>
<tr><td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥1,171,999
Intangible fixed assets ¥15,938
Total ¥1,187,938</td><td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥1,284,758
Intangible fixed assets ¥16,500
Total ¥1,301,259</td><td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥2,510,938
Intangible fixed assets ¥31,959
Total ¥2,542,897</td></tr>
<tr><td>*7 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."</td><td>*7 Same as at the left.</td><td>*7 —</td></tr>
</table>

(Notes to Leasing Transaction)

As they will be disclosed on EDINET, they are not stated.

(Notes Related to Securities)

End of previous interim accounting period (as of September 30, 2004)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	895,525	1,965,151	1,069,625

End of current interim accounting period (as of September 30, 2005)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	1,725,793	4,080,131	2,354,338

End of previous fiscal year (as of March 31, 2005)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	1,308,954	2,325,623	1,016,668

(Significant Subsequent Events)

(1) Merger with Subsidiaries

The Company executed as of September 22, 2005, a merger agreement (simplified merger) with Arisawa PG Co., Ltd., our wholly owned subsidiary. Outline of merge agreement is as follows.

1. Purpose of Merger

This is for the purpose of reorganizing the business organization to make efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary.

2. Date of Merger

December 1, 2005

3. Form of Merger

It shall be a merger in which the Company shall be the surviving company and Arisawa PG Co., Ltd. shall be dissolved.

The Company owns 100% of shares of Arisawa PG Co., Ltd. and a new issuance of shares, a capital increase, or payment of delivered money due to merger shall not be made in connection with the merger.

4. Takeover of Assets

The Company shall takeover any and all assets, liabilities and rights and obligations of Arisawa PG Co., Ltd. on the date of the merger. Arisawa PG Co., Ltd. is expected to make an allocation of new shares to a third party in November 2005 to dissolve insolvency and the financial conditions are expected to be as follows at the end of November.

Total assets	¥31 million
Total liabilities	¥26 million
Total equity shares	¥5 million

(2) Dissolution of a Subsidiary

The Company adopted a resolution at the board of directors' meeting, held on September 22, 2005, that Arisawa Sporting Goods Co., Ltd., one of our consolidated subsidiaries shall be dissolved.

1. Reasons for Dissolution

Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our affiliated companies to which the equity method is applied and that the company shall be dissolved.

2. Losses of the Company in connection with Dissolution

Expected losses of ¥85 million, including debt waiver of loans are appropriated in Extraordinary Losses in the current period.

3. Schedule of Dissolution

It is expected that the company shall be dissolved by the end of January 2006.

(3) Purchase of Treasury Stocks

The Company adopted a resolution to purchase its own shares under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of July 22, 2005.

1. Details of Resolution to purchase Treasury Stocks by the Board of Directors

1) Type of share to be purchased

Common shares of the Company

2) Total number of shares to be purchased

1,000,000 shares (upper limit)

3) Total purchase amount of shares

¥3,500,000,000 (upper limit)

4) Period for purchasing its own shares

From July 25, 2005 to January 24, 2006

In this regard, 506,900 shares and total amount of ¥1,233,265 thousand were purchased as of September 30, 2005.

Increase in Number of Outstanding Shares

(1) Stock Split

As of May 20, 2005, we carried out a stock split of the shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions. The increase in the number of outstanding shares as a result of the split was 3,312,548 shares.

(2) Exercise of Preemptive Rights under the former Commercial Code, Article 280-19, paragraph 1

Date of Adopting Resolution: June 29, 2000

Number of issued shares	29,500	shares
Issue price	1,872	yen
Capitalization amount	936	yen

Date of Adopting Resolution: June 28, 2001

Number of issued shares	1,600	shares
Issue price	1,504	yen
Capitalization amount	752	yen

(3) Exercise of Rights to Subscribe for New Shares under the Commercial Code, Article 280-20 and Article 280-21

Date of Adopting Resolution: June 28, 2002

Number of issued shares	24,300	shares
Issue price	1,744	yen
Capitalization amount	872	yen